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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             For January 09, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)

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                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

               FORM 20-F  X                            FORM 40-F
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[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
               YES                                          NO  X
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[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

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                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:


Item                                                                       Page
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1.   Press Release entitled "CVRD Iron Ore Exports Set a New Record
     in 2001", dated January 8, 2001...................................      3

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          COMPANHIA VALE DO RIO DOCE


                                          By: /s/ Eduardo de Carvalho Duarte
                                             -----------------------------------
                                             Name:  Eduardo de Carvalho Duarte
                                             Title: Chief Accountant


Dated: January 09, 2002

                                                                          Item 1


[LOGO OMITTED] Companhia                                           Press Release
               Vale do Rio doce


                 CVRD Iron Ore Exports Set a New Record in 2001

Rio de Janeiro, January 8, 2001 - Companhia Vale do Rio Doce (CVRD) informs that its iron ore and pellets exports reached an all time high in 2001. Despite the global recession, CVRD group exports, computed as the external sales of the parent company, Socoimex, Samitri, the pelletizing joint ventures (Nibrasco, Itabrasco, Hispanobras and Kobrasco) and Urucum, totaled 103.2 million tonnes last year against 101.6 million tonnes in 2000, a 1.6% increase. Socoimex was consolidated into CVRD on August 2000, while Samitri was consolidated on October 2001.

This result reflects CVRD ability to weather the downcycle, thanks to its diversified portfolio of high quality products and to the effectiveness of its client oriented policy.








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                                        For further information. please contact:
                  Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                              Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                            Barbara Geluda: geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946

This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties. and the company cannot give assurance that such statements will prove to be correct.